Exhibit 99.1

NeoGames Announces First Quarter 2023 Results

– First Quarter Revenues and Share of NPI Revenues Interest total $64.3 million, up 187% year-over-year –

Luxembourg – May 10, 2023 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today financial results for the first quarter ended March 31, 2023.

Moti Malul, Chief Executive Officer of NeoGames, said: “We are pleased to have carried the momentum we exited 2022 with, into the start of 2023 as we took steps to further solidify our position as the global leader in iLottery, sports betting and iGaming solutions. Toward this end, we were proud to be recognized by EGR North America as the lottery supplier of the year, as well as with the Gold distinction for ‘Best New Game’, beating other pure gaming companies with our title, Desert Fantasy. In iLottery, our proprietary games from NeoGames Studio continued to perform strongly across all of our key accounts, and together with the Jackpot runs early in the quarter, have contributed to strong performance in the US. We are also proud to note that our customer, the Virginia Lottery, recently became the first US lottery to operate a completely cloud-based iLottery program. On the sports betting front, BtoBet processed approximately one billion bets during the month of March, an all-time high. In iGaming, Pariplay also had a very active quarter, going live with twelve operators, including DraftKings in the US, and signing another nine, including Betsson.

“Equally exciting as the developments across all of our business units, is the impact they had on our financial results. Our revenue grew 187% year-over-year and we were able to maintain EBITDA margins above 30% across the Company operating segments. We look forward to building off this strong first quarter throughout the balance of the year and beyond.”

First Quarter 2023 Financial Highlights

•
The total of Revenues and the Company’s share in NPI revenues was $64.3 million during the first quarter of 2023 compared to $22.4 million during the first quarter of 2022, representing a 187% increase from the prior year, reflecting primarily the business combination with Aspire Global.

o
iLottery revenues were $14.4 million during the first quarter of 2023, compared to $13.3 million during the first quarter of 2022, representing an increase of 8.7% year-over-year.  In addition, the Company’s share in NPI revenues was $14.8 million during the first quarter of 2023, compared to $9.2 million during the first quarter of 2022, representing an increase of 60.9% year-over-year.

◾	NeoGames’ iLottery revenue plus the Company’s share of NPI revenues during the quarter was $29.2 million, up 30.1% year-over-year.
•
iGaming revenues were $35.1 million for the first quarter of 2023 and reflect new commercial terms effective January 1, 2023, to account for the majority of Aspire Core revenues on net basis compared to historical figures which are prepared on a gross basis. If iGaming revenues had been accounted for on a gross basis for the Aspire Core segment total revenue would have been $55.8 million for iGaming, which would have reflected 20.5% year over year growth when measured in reporting currency.

•
Net loss was $(0.9) million, or $(0.03) per share, during the first quarter of 2023, compared to a net loss of $(0.9) million, or $(0.03) per share, during the first quarter of 2022.  The net loss during the first quarter of 2023 was mainly due to a $0.17 per share impact from the amortization of intangible assets related to the Aspire Global acquisition. Additionally, the first quarter of 2023 reflects the impact of interest expense related to the transaction that was not incurred during the first quarter of 2022.

•	Adjusted net income[1] was $6.8 million, or $0.20 per share, during the first quarter of 2023, compared to a net loss of $(0.9) million, or $(0.03) per share, during the first quarter of 2022.
•	Adjusted EBITDA[1] was $20.2 million during the first quarter of 2023, compared to $8.5 million during the first quarter of 2022, representing an increase of 136.8% year-over-year.
•
Cash and cash equivalents balance as of the end of first quarter of 2023 was $44.4 million, compared to $41.2 million at the end of the fourth quarter 2022, resulting in a net positive cash position of $3.2 million for the first quarter 2023. Beginning in first quarter 2023, the Company is presenting the quarterly condensed statement of cash flows based on feedback from investors, which can be found in the tables herein.

1 The section titled “Non-IFRS Financial Measures and Key Performance Indicators” below contains a description of the non-IFRS financial measures discussed in this press release and reconciliations between historical IFRS and non-IFRS information are contained in the tables below. Throughout this press release, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section titled “Non-IFRS Financial Measures and Key Performance Indicators” in this press release.

Recent Business Highlights

•
Virginia became the first US lottery to operate a completely cloud-based iLottery program, including our NeoDraw central draw games system, our NeoSphere PAM as well as all instant games, allowing the lottery to more easily scale with increased volumes.

•	Continued the rollout of LotoMinas iLottery and online sports betting in Minas Gerais, Brazil, the country’s second largest state.
•	Subsequent to quarter end, won EGR North America’s 2023 Gold award for Best New Game (Desert Fantasy), and distinguished as the Lottery Supplier of the year.
•	Amended and extended for three years the agreement with Caesars to provide the NeoSphere Platform at a guaranteed net profit level for the term of the agreement.
•	BtoBet processed approximately one billion bets during March, an all-time record for a single month.
•	Pariplay went live with 12 operators during the quarter including DraftKings, Betwarrior and Boylesports and signed 9 additional operators including Betsson, Betway US and Netbet.
•	Aspire introduced a “for you” feature which uses predictive modeling to recommend games to individual players.
•	Held first Capital Markets Day in New York where leaders from across business lines were able to present to over one hundred in person and virtual investors and analysts.

Guidance

As stated in the fourth quarter 2022 earnings release published on March 6, 2023, the Company is reaffirming its fiscal year 2023 Revenue and Share of NPI Revenues Interest Guidance.

The 2023 revenue guidance reflects a change related to certain customer contracts within the Aspire Core business.  Prior to 2023, the legal terms were structured such that revenues were presented on a gross basis.  The majority of Aspire Core’s contracts have been modified to reflect new commercial terms which need to be accounted for on a net revenue basis.

Reflecting the foregoing, the Company expects 2023 Revenue and its Share of NPI Revenues Interest to be between $235 million and $255 million.  Assuming a like-for-like basis to the prior year whereby the modified contracts were presented on a gross basis, our 2023 guidance would reflect a 10.4% increase year-over-year at the midpoint when compared to pro forma results for the year ended December 31, 2022.

Conference Call & Webcast Details

NeoGames will host a live conference call and audio webcast on Thursday, May 11, 2023 at 8:30 a.m. Eastern Time, during which management will discuss the Company’s first quarter results and provide commentary on business performance.  A question-and-answer session will follow the prepared remarks.

The conference call may be accessed by dialing (833) 816-1400 for U.S. domestic callers or (412) 317-0493 for international callers.

A live audio webcast of the earnings conference call may be accessed on the Company’s website at ir.neogames.com. The replay of the audio webcast and accompanying presentation will be available on the Company’s investor relations website shortly after the call.

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables NeoGames to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

Cautionary Statement Regarding Forward-looking Statements

This press release contains forward-looking statements and information within the meaning of U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and, Section 21E of the Securities Exchange Act of 1934. All statements contained in this press release other than statements of historical facts, including without limitation statements regarding, our business outlook for fiscal year 2023, 2023 Revenue and Share of NPI Revenues interest Guidance, and our future business strategies are forward-looking statements. The words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “could,” “would,” “project,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: we have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business; our inability to successfully integrate Aspire, or complete or integrate other future acquisitions, could limit our future growth or otherwise be disruptive to our ongoing business; a reduction in discretionary consumer spending could have an adverse impact on our business; the growth of our business largely depends on our continued ability to procure new contracts; we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all; intense competition exists in the iLottery industry, and we expect competition to continue to intensify; our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions; in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings; the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; while we have not experienced a material impact to date, the ongoing COVID-19 pandemic, including variants, and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition; and other risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023, and other documents filed with or furnished to the SEC. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures and Key Performance Indicators

This press release may include EBIT, EBITDA, Adjusted EBITDA, Aspire Adjusted EBITDA, NPI and NPI Revenues Interest, adjusted net income (loss), Adjusted EPS and revenues growth measured in constant currency which are financial measures not presented in accordance with IFRS.  We use these financial measures to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. The Company presents revenues growth measured in constant currency since we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

EBIT, EBITDA, Adjusted EBITDA, adjusted net income (loss), Adjusted EPS and revenues growth measured in constant currency. We define “EBIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, prospective acquisition related expenses and the Company’s share in NPI depreciation and amortization. We define adjusted net income (loss) as net income (loss) adjusted by adding amortization attributable to intangible assets acquired in business combination, net of tax. We define adjusted EPS as adjusted net income (loss) divided by the weighted average number of ordinary shares outstanding. We define revenues growth measured in constant currency as revenue adjusted by using the average foreign exchange rates for fiscal year 2022, as reported by third parties, when converting revenues recorded in foreign currencies to US dollar. We believe EBIT, EBITDA and Adjusted EBITDA, adjusted net income (loss) and revenues growth measured in constant currency are useful in evaluating our operating performance, as they are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA, adjusted net income (loss) and revenues growth measured in constant currency are not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”). The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Company share in NPI Revenues. NPI Revenues is not recorded as revenues in our consolidated statements of comprehensive income (loss), but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit of NPI subject to certain adjustments.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Statements of Financial Position
(Unaudited, U.S. dollars in thousands)

	March 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$44,367	$41,179
Restricted deposits	500	489
Prepaid expenses and other receivables	8,441	5,789
Due from the Michigan Joint Operation and NPI	4,382	3,768
Trade receivables	42,347	38,537
Income tax receivables	229	536
Total current assets	$100,266	$90,298
NON-CURRENT ASSETS
Restricted deposits - Joint Venture and other	4,789	4,247
Property and equipment	3,812	3,992
Intangible assets	350,096	347,213
Right-of-use assets	8,411	7,973
Investment in Associates	5,255	4,770
Deferred taxes	2,167	2,451
Total non-current assets	374,530	370,646
Total assets	$474,796	$460,944

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$20,019	$16,042
Royalty payables	13,517	10,838
Client liabilities	5,446	6,927
Income tax payables	7,917	7,396
Gaming tax payables	8,779	10,133
Lease liabilities	1,796	1,150
Contingent consideration on business combination and other	17,600	17,256
Employees' related payables and accruals	9,115	7,262
Total current liabilities	$84,189	$77,004
NON-CURRENT LIABILITIES
Liability with respect to Caesars' IP option	3,450	3,450
Loans from financial institution, net	213,685	209,287
Company share of Joint Venture liabilities, net	530	539
Lease liabilities	6,437	6,823
Accrued severance pay, net	1,169	1,033
Deferred taxes	16,796	17,469
Total non-current liabilities	$242,067	$238,601
EQUITY
Share capital	59	59
Reserve with respect to transaction under common control	(8,467)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	20,072
Accumulated other comprehensive income	3,576	482
Share premium	176,438	173,908
Share based payments reserve	5,396	6,941
Accumulated losses	(48,534)	(47,656)
Total equity	148,540	145,339
Total liabilities and equity	$474,796	$460,944

NeoGames S.A.
Consolidated Condensed Statements of Operations.
(Unaudited, U.S. dollars in thousands, except per share amounts)

	Quarter ended March 31,
	2023	2022

Revenues	$49,533	$13,250
Distribution expenses	23,922	2,465
Development expenses	4,521	2,542
Selling and marketing expenses	2,900	521
General and administrative expenses	7,408	3,704
Business combination related expenses	-	2,221
Depreciation and amortization	13,599	3,954
	52,350	15,407
Loss from operations	(2,817)	(2,157)
Interest expenses with respect to funding from related parties	-	1,640
Finance expenses	5,283	499
The Company's share in profits of Joint Venture and associated companies	8,389	3,887
Profit (loss) before income tax expense	289	(409)
Income tax expenses	(1,167)	(484)
Net loss	$(878)	$(893)

Net income (loss) per common share outstanding, basic	$(0.03)	$(0.03)
Net income (loss) per common share outstanding, diluted	$(0.03)	$(0.03)

Weighted average number of ordinary shares outstanding:
Basic	33,521,194	25,593,101
Diluted	33,521,194	25,593,101

Adjusted EPS[2]	$0.20	$(0.03)

2 See Reconciliation of Net (Loss) Income to Adjusted Net (Loss) Income.

NeoGames S.A.
Consolidated Condensed Statements of Cash Flows
(Unaudited, U.S. dollars in thousands)

YTD March 31, 2023
Cash flows from operating activities:
Net loss	$(878)
Changes in other financial assets and liabilities	(1,847)
Amortization and depreciation	13,599
Finance expenses	5,283
Share based compensation	975
Other	(71)
Net cash generated from operating activities	$17,061

Net cash used in investing activities	$(9,767)

Net cash used in financing activities	$(4,879)

Net increase in cash and cash equivalents	2,415
Cash and cash equivalents – beginning of period	41,179
Currency exchange differences on cash and cash equivalents	773
Cash and cash equivalents – end of period	$44,367

NeoGames S.A.
Reconciliation of Net Loss Income to Adjusted EBITDA
(Unaudited, U.S. dollars in thousands)

	Quarter ended March 31,
	2023	2022
Net loss	$(878)	$(893)
Income tax expenses	1,167	484
Finance expenses	5,283	2,139
EBIT	5,572	1,730
Depreciation and amortization	13,599	3,954
EBITDA	19,171	5,684
Business combination related expenses	-	2,221
Share-based compensation	975	595
Company share of NPI depreciation and amortization	49	29
Adjusted EBITDA	$20,195	$8,529

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues
(Unaudited, U.S. dollars in thousands unless otherwise noted)

	Quarter ended March 31,
	2023	2022
Royalties from turnkey contracts	$8,015	$6,960
Royalties from games contracts	391	536
Use of IP rights	4,529	3,320
Development and other services - Aspire	-	426
Development and other services - NPI	1,215	1,675
Development and other services - Michigan Joint Operation	259	332
Revenues	$14,409	$13,250
NeoGames' NPI revenues interest	$14,751	$9,170
NeoGames revenues plus NPI revenues interest	$29,160	$22,420
iGaming revenues	35,124	-
Revenues plus NeoGames NPI revenues interest	$64,284	$22,420

NeoGames S.A.
Reconciliation of Net Loss to Adjusted Net (Loss) Income
(Unaudited, U.S. dollars in thousands)

	Quarter ended March 31,
	2023	2022
Net loss	$(878)	$(893)
Amortization attributable to business combination, net of tax	7,721	-
Adjusted net income (loss)	$6,843	$(893)
Adjusted net income (loss) per common share outstanding	$0.20	$(0.03)

Aspire Global
Non-IFRS Financial Measures - Reconciliation
(Unaudited, U.S. dollars in thousands unless otherwise noted)

	Quarter ended March 31,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Aspire Core[3]	$17,090	$38,108	$17,090	$777	$17,867	(55.2)%	(53.1)%
Games	10,426	9,000	10,426	474	10,900	15.8%	21.1%
Sports	7,608	4,865	7,608	346	7,954	56.4%	63.5%
Net Revenues, as reported	$35,124	$51,973	$35,124	$1,598	$36,721

3 2022 Aspire Core segment revenues are presented based on the recognition of Gross revenues, prior to the conversion of contracts to be presented on a Net basis. If first quarter 2023 Aspire Core figures were presented on a Gross basis, then like-for-like revenues would have been $41.9 million, which reflects 10.0% YoY growth on Aspire Core, and total iGaming revenues of $59.9 million, reflecting 15.3% YoY growth.